Exhibit 99.2

June 12, 2025

Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Superintendent of Securities, Prince Edward Island

Dear Sirs/Mesdames,

CONSENT OF QUALIFIED PERSON

I, Mark Wanless, consent to the public filing by Silvercorp Metals Inc. (the “Company”) of the technical report titled “Independent Technical Report for the Condor Project, Ecuador” dated May 12, 2025 (the “Technical Report”) prepared for the Company with an effective date of February 28, 2025.

Yours faithfully,

Original signed by
Mark Wanless, PrSciNat, FGSSA

Qualified Person Signature
Principal Consultant (Geology)